UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

FORCE PROTECTION, INC.

(Name of Subject Company)

FORCE PROTECTION, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

John F. Wall, III

Senior Vice President, Assistant General

Counsel and Corporate Secretary

Force Protection, Inc.

1520 Old Trolley Road

Summerville, South Carolina 29485

(843) 574-7001

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Eric M. Krautheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Force Protection, Inc., a Nevada corporation (the “Company”), on November 18, 2011 and amended on December 1, 2011 and December 12, 2011. The Schedule 14D-9 relates to the tender offer by Falcon Acquisition Corp., a Nevada corporation (“Purchaser”), which is a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), to purchase all of the Company’s shares of common stock, par value $0.001 per share (“Shares”), that are issued and outstanding, at a price per Share of $5.52 in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the SEC on November 18, 2011 and amended on December 1, 2011 and December 12, 2011. The Offer to Purchase and the Letter of Transmittal were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011, as amended, by and among Parent, Purchaser and the Company.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text at the end of the final paragraph under the heading “U.S. Antitrust Laws”:

“Parent received early termination of the waiting period, effective immediately, under the HSR Act applicable to the Offer on the afternoon of December 15, 2011. With early termination under the HSR Act, the HSR Condition necessary for the completion of the Offer has been satisfied. Completion of the Offer remains subject to the other conditions to the Offer as set forth in “Section 15 — Conditions to the Offer” of the Offer to Purchase.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text at the end of the final paragraph under the heading “Certain Litigation”:

“At a hearing on December 15, 2011, the Eighth Judicial District Court in and for the County of Clark, State of Nevada, denied a motion of the plaintiffs’ in In re Force Protection, Inc. Shareholder Litigation to enjoin the transactions contemplated by the Merger Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/    CHARLES A. MATHIS

(Signature)

Charles A. Mathis (Chief Financial Officer)

(Name and title)

December 16, 2011

(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.14d-1(f) with respect to signature requirements.